UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Cyalume Technologies Holdings, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

92241V107
(CUSIP Number)

Jason Epstein GMS Acquisition Partners Holdings, LLC c/o Cova Small Cap Holdings, LLC Citigroup Center 153 East 53rd Street, 58th Floor New York, New York 10022
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

With a copy to: Joshua N. Korff Kirkland & Ellis LLP 153 East 53rd Street New York, New York 10022

December 31, 2008
 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of  Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of this schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP No. 92241V107	Schedule 13D	Page 2 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) GMS Acquisition Partners Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 3 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Cova Small Cap Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,860,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,860,399
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,860,399*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (See Instructions) OO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 4 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Jason Epstein
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ ** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 5 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Andrew Intrater
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,860,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,860,399
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,860,399*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (See Instructions) IN
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 6 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Renova US Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,860,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,860,399
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,860,399*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (See Instructions) HC
       *  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 7 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) Columbus Nova Investments IV Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,860,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,860,399
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,860,399*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO
        *  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 8 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Special Opportunity Fund Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Bahamas
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,860,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,860,399
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,860,399*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

** See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 9 of 15

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only) CN Credit Opportunities Fund 2007-1 Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED ☐ PURSUANT TO ITEMS 2(d) or 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,860,399
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,860,399
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,860,399*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒** (See Instructions)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.3%
14	TYPE OF REPORTING PERSON (See Instructions) CO
*  See discussion in Items 4 through 6 of this Statement on Schedule 13D/A.  As more fully described in the responses to Items 4 through 6 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below. Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

**  See discussion in Item 5 of this Statement on Schedule 13D/A.  As more fully described in the response to Item 5 of this Statement on Schedule 13D/A, the Reporting Persons and certain other beneficial owners of Common Stock named herein may be deemed to be members of a “group” under Section 13(d) of the Act by virtue of the Investor Rights Agreement described below.  Accordingly, such Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate.  Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission by any Reporting Person that, except as expressly set forth herein, it has or shares beneficial ownership of any shares of Common Stock held by any other person for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed.

CUSIP No. 92241V107	Schedule 13D	Page 10 of 15

This Statement on Schedule 13D/A relates to the common stock, par value $0.001 per share (“Common Stock”) of Cyalume Technologies Holdings, Inc., a Delaware corporation (formerly known as Vector Intersect Security Acquisition Corp.) (the “Issuer” or “Vector”).  This Statement on Schedule 13D/A is being filed by: GMS Acquisition Partners Holdings, LLC, a Delaware limited liability company (“GMS”), Cova Small Cap Holdings, LLC, a Delaware limited liability company (“Cova”), Jason Epstein, an individual United States citizen (“Epstein”), Andrew Intrater, an individual United States citizen (“Intrater”), Renova US Holdings Ltd., a Bahamas corporation (“Renova”), Columbus Nova Investments IV Ltd., a Bahamas corporation (“Nova IV”), CN Special Opportunity Fund Ltd., a Bahamas corporation (“CN Fund”) and CN Credit Opportunities Fund 2007-1 Ltd., a Cayman Islands corporation (“CN 2007-1 Fund”).

We refer to GMS, Cova, Epstein, Intrater, Renova, Nova IV, CN Fund and CN 2007-1 Fund collectively as the “Reporting Persons” and to each individually as a “Reporting Person”.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.  The Schedule 13D originally filed on December 29, 2008 is hereby amended as follows:

Item 1.	Security and Issuer.

Item 1 is hereby amended or supplemented as follows:

This Statement on Schedule 13D relates to the common stock, par value $0.001 per share (“Common Stock”) of Cyalume Technologies Holdings, Inc., a Delaware corporation (formerly known as Vector Intersect Security Acquisition Corp.) (the “Issuer” or “Vector”).

Item 3.	Source and Amount of Funds or other Consideration.

Item 3 is hereby amended and restated in its entirety as follows:

On December 19, 2008, Vector held a special meeting of its stockholders at which the stockholders voted to approve the acquisition of Cyalume Technologies, Inc. (“Cyalume”).  Vector closed the acquisition of Cyalume on December 19, 2008 (the “Closing Date”), as a result of which GMS acquired a majority of the outstanding Common Stock of Vector. In connection with the transaction, GMS was requested by Vector to purchase some shares from certain current shareholders of Vector. GMS purchased 2,068,550 shares of Vector with the total value of these shares amounting to approximately $16.6 million.  GMS agreed to sell a certain number of shares back to some of Vector’s affiliates at two dates over the next 5.5 months at pre-arranged prices.  At closing, GMS received both cash and stock as sale consideration for Cyalume.  Post-closing, GMS used cash consideration received to purchase additional shares of Vector pursuant to the Additional Stock Purchase Agreements (as defined below).

Cova holds a membership interest in GMS. On December 31, 2008, GMS completed an in-kind pro rata distribution of its shares of Common Stock to its members (the “Distribution”), pursuant to which, Cova received its pro rata share of Common Stock based on its proportionate interest in GMS.  No consideration was paid for the distribution of shares to Cova.

The information set forth in Item 4 of this Schedule 13D is hereby incorporated herein by reference.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended or supplemented as follows:

Of the 4,860,399 shares of Common Stock received by Cova in the Distribution, 625,139 shares of Common Stock were placed in an escrow account to be held pursuant to the Escrow Agreement.

CUSIP No. 92241V107	Schedule 13D	Page 11 of 15

In connection with the Distribution, GMS’s rights pursuant to the Churchill Stock Purchase Agreement with respect to a portion of the shares of Common Stock covered thereby were assigned to Cova, as a member of GMS who holds Series B Preferred Units of GMS.  Accordingly, pursuant to the Churchill Stock Purchase Agreement, Cova has agreed to sell 568,157 shares of Common Stock to Churchill for a purchase price of $4.00 per share on January 15, 2009, and Churchill has agreed to purchase such shares on such terms.  In addition, during the period between February 2, 2009 and April 18, 2009, Cova and/or its respective designees have the right to elect to sell Churchill and his designees and Churchill agreed to purchase for $4.80 per share 1,420,391 shares of Common Stock within 120 days after receiving Cova’s, or its designees’, written election to exercise such rights.

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

The information set forth in Item 4 above is hereby incorporated by reference into this Item 5.  As of December 31, 2008, Cova directly beneficially owns an aggregate of 4,860,399 shares of Common Stock, or approximately 30.3% of the Common Stock then outstanding, and due to the relationships described below, each of the other Reporting Persons may be deemed to beneficially own such shares.

(a) and (b)

(1)
Cova directly beneficially owns 4,860,399 shares of Common Stock, constituting approximately 30.3% of the Common Stock outstanding as of December 31, 2008.  Cova has sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(2)
Intrater, as chief executive officer of Cova, may be deemed to beneficially own 4,860,399 shares of Common Stock, constituting approximately 30.3% of the Common Stock outstanding as of December 31, 2008. Intrater may be deemed to have shared voting power and shared investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(3)
Renova, as the sole equityholder of Cova, may be deemed to beneficially own 4,860,399 shares of Common Stock, constituting approximately 30.3% of the Common Stock outstanding as of December 31, 2008. Renova may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(4)
Nova IV, as the sole equityholder of CN Fund, which is a parent of Cova, may be deemed to beneficially own 4,860,399 shares of Common Stock, constituting approximately 30.3% of the Common Stock outstanding as of December 31, 2008. Nova IV may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

(5)
CN Fund, as the sole equityholder of CN 2007-1 Fund, which is a parent of Cova may be deemed to beneficially own 4,860,399 shares of Common Stock, constituting approximately 30.3% of the Common Stock outstanding as of December 31, 2008. CN Fund may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

CUSIP No. 92241V107	Schedule 13D	Page 12 of 15

(6)
CN 2007-1 Fund, as the sole equityholder of Cova, may be deemed to beneficially own 4,860,399 shares of Common Stock, constituting approximately 30.3% of the Common Stock outstanding as of December 31, 2008. CN 2007-1 Fund may be deemed to have sole voting power and sole investment power with respect to all the shares of Common Stock referred to in the previous sentence.

As a result of their entry into the Investor Rights Agreement (as defined and described in Item 6 below), each of the parties thereto may be deemed to be members of a “group” under Section 13(d) of the Act.  Accordingly, each of the parties to the Investor Rights Agreement may be deemed to beneficially own the shares of Common Stock held by each other party thereto, and certain other beneficial owners of Common Stock named in this Statement on Schedule 13D/A may be deemed to beneficially own the shares of Common Stock held by each of the parties to the Investor Rights Agreement by virtue of their relationships with such parties to the Investor Rights Agreement.  As a result, each Reporting Person may be deemed to beneficially own 8,499,476 shares of Common Stock in the aggregate, constituting approximately 53.0% of the Common Stock outstanding as of December 31, 2008.

Neither the filing of this Statement on Schedule 13D/A nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any Common Stock referred to in this Statement on Schedule 13D/A for the purposes of Section 13(d) of the Act or for any other purpose, and, except as otherwise expressly stated herein, such beneficial ownership is expressly disclaimed.

(c)           To the best knowledge of the Reporting Persons, except for the transactions described in this Statement on Schedule 13D/A, none of the Reporting Persons has effected any transactions in the securities of the Issuer during the past 60 days.

(d)           Except as stated in this Item 5, to the knowledge of the Reporting Persons, only the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the 4,860,399 shares of Common Stock held by Cova.  Of  the remaining shares of Common Stock distributed to the members of GMS in the Distribution, the Reporting Persons do not know of any person, other than the respective member receiving such shares in the Distribution, that has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, with the exception of those shares of Common Stock received by Kline Hawkes Pacific, L.P. (“KH Pacific”) and Kline Hawkes Pacific Friends Fund, LLC (“KH Friends”).  The Reporting Persons are aware that Mr. Frank Kline and Kline Hawkes Pacific Advisors, LLC may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, those shares of Common Stock received by KH Pacific and KH Friends in the Distribution.

(e)           Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended and restated in its entirety as follows:

The information set forth under Item 4 is hereby incorporated by reference.

At the Closing, Vector, KH Pacific, KH Friends, Cova, The Paul Lipari Living Trust, The Volpe Revocable Trust, The Charlton T. Volpe 2003 Irrevocable Trust, The Dwight Andrew Volpe 2004 Irrevocable Trust, Marceau Schlumberger, Stephen D. Weinroth, Bruce Raben, James Valentine, Joseph M. Cohen, Murray D. Schwartz, Emil Jachmann, Michael Bielonko, Tom McCarthy, Earl Cranor, Sandor Weisz and Paul Challenger entered into an investor rights agreement (the “Investor Rights Agreement”).  In connection with the Distribution, the parties to the Investor Rights Agreement became holders of Common Stock.

CUSIP No. 92241V107	Schedule 13D	Page 13 of 15

The Investor Rights Agreement will allow (i) the majority holders of Cova to nominate two persons for election to Vector’s Board of Directors for so long as Cova owns 5% of Vector’s outstanding common stock, and (ii) the majority holders of KH Friends and KH Pacific to nominate one person for election to Vector’s Board of Directors for so long as KH Friends and KH Pacific own 5% of Vector’s outstanding common stock.  In addition, Vector agreed that, so long as they had the right to designate a board seat, Cova, KH Friends and KH Pacific would each be able to name a member to Vector’s Executive Committee (a total of two members out of five), which will be formed after the Closing, the responsibilities and authorities of which will be determined when it is formed.

The Investor Rights Agreement also provides for demand and piggy-back registration rights of the Common Stock held by the parties thereto. Under the Investor Rights Agreement, each member of GMS has also agreed to the following restrictions on its disposition of such securities: (i) 20% of the Common Stock will not be disposed of until 120 days following the Closing Date; (ii) additional 20% of the Common Stock will not be disposed of until 150 days following the Closing Date; and (iii) the remaining 60% will not be disposed of until 180 days following the Closing Date.

The descriptions of the Purchase Agreement, the Churchill Stock Purchase Agreement, the Additional Stock Purchase Agreements, the Investor Rights Agreement and the Escrow Agreement do not purport to be complete and are qualified in their entirety by reference to the complete text of such agreements, copies of which are filed as Exhibits hereto and incorporated herein by reference.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 1	Joint Filing Agreement, dated January 12, 2009, by and among the Reporting Persons.

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SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2009

GMS ACQUISITION PARTNERS HOLDINGS, LLC

By:	/s/ Jason Epstein
Name: Jason Epstein Title: Chief Executive Officer

COVA SMALL CAP HOLDINGS, LLC

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

CN CREDIT OPPORTUNITIES FUND 2007-1 LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

CN SPECIAL OPPORTUNITY FUND LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

COLUMBUS NOVA INVESTMENTS IV LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

RENOVA US HOLDINGS LTD.

By:	/s/ Andrew Intrater
Name: Andrew Intrater Title: Chief Executive Officer

/s/ Jason Epstein
Name: Jason Epstein

/s/ Andrew Intrater
Name: Andrew Intrater

CUSIP No. 92241V107	Schedule 13D	Page 15 of 15

Index of Exhibits

Exhibit 1	Joint Filing Agreement, dated January 12, 2009, by and among the Reporting Persons.